

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 1, 2017

<u>Via E-mail</u>
Mr. Christopher J. DeAlmeida
Chief Financial Officer
Orion Group Holdings, Inc.
12000 Aerospace, Suite 300
Houston, Texas 77034

> **RE: Orion Group Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 24, 2017**
> **File No. 1-33891**

Dear Mr. DeAlmeida:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ John Cash

                            John Cash
                            Accounting Branch Chief

                            Office of Manufacturing and
                            Construction